January 9, 2009

Mr. John Hartz

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:                             Rockwood Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 1-32609

Rockwood Specialties Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

File No. 333-109686

Dear Mr. Hartz:

Rockwood Holdings, Inc. (“Holdings”) and Rockwood Specialties Group, Inc. (“Group,” and Group and Holdings together referred to as the “Company”) are providing the following responses to the comments contained in the comment letter of the Staff of the Commission dated December 24, 2008.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 10-K for the year ended December 31, 2007

General

1.              Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings where appropriate.

At this time, the Company notes the Staff’s comments and has set forth in its responses below revised disclosures for future filings.

Financial Statements

1.  Description of Business and Summary of Significant Accounting Policies, page 73

Property, Plant & Equipment, page 75

2.              Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented.  If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

The Company does allocate depreciation and amortization to cost of products sold and selling, general and administrative expenses as applicable.  Our presentation is in compliance with SAB Topic 11:B, which addresses exclusion of depreciation and amortization from cost of products sold in the income statement. For additional transparency, the Company will add an additional subheading within Note 1, DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, of its 2008 Form 10-K as follows:

“Classification of Depreciation and Amortization—The Company classifies depreciation and amortization in its Statements of Operations consistent with the utilization of the underlying assets as follows:

	Year ended December 31,
($ in millions)	2008		2007	2006
Cost of products sold	$	x.x	$130.2	$109.3
Selling, general and administrative expenses		x.x	82.5	66.1
Total depreciation and amortization	$	x.x	$212.7	$175.4	”

Exhibit Index

3.              Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation
S-T.

The Company will include an exhibit index consistent with the Staff’s comment in future filings.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2008

2007 Equity Compensation Program, page 18

4.              Disclosure states that the aggregate value of each May and December 2007 award was based on a percentage of each recipient’s base salary.  When you report 2008 compensation, disclose the aggregate value of each award and the percentage of each recipient’s base salary on which the aggregate value of each award is based.

Holdings will include the requested disclosure in its future proxy statements.

5.              When you report 2008 compensation, discuss in more detail how you determined the adjusted EBITDA and the annualized earnings per share growth targets.  Disclose the growth target amounts, and disclose whether the number of options and performance restricted stock units actually awarded upon vesting is based upon achieving or exceeding the growth target amounts.  If the latter, disclose the amount or percentage by which the growth target amounts are exceeded.

Holdings will provide additional disclosure relating to how the growth targets were determined in its future proxy statements as follows:

“In setting the Adjusted EBITDA and annualized earnings per share growth targets with respect to the named executive officers, the Compensation Committee considered various factors, including consensus earnings estimates; it relied principally, however, on the Company’s publicly stated goals for these measures.   Accordingly, the target levels for these awards are consistent with the Company’s publicly stated objectives for these measures.  Specifically, …”

Holdings will include the specific items requested in its future proxy statements.

Agreements with Robert Zatta, page 29

6.              Include in future filings the amount of Mr. Zatta’s annual base salary, the amount of Mr. Zatta’s signing bonus, and the amount of Mr. Zatta’s target annual bonus award under the short term incentive plan.  We note the disclosures relating to Mr. Seifi Ghasemi on page 28.

In connection with entering into a new employment agreement with Mr. Zatta, Holdings filed a Form 8-K on November 13, 2008 in which Holdings disclosed Mr. Zatta’s base salary and the amount of his target cash bonus award under the short term incentive plan.  Holdings will include the requested disclosure in its future proxy statements.

Agreements with Thomas Riordan, page 30

7.              Include in future filings the amount of Mr. Riordan’s base monthly salary and the amount of Mr. Riordan’s target annual bonus award under short term incentive plan.  We note the disclosures relating to Mr. Seifi Ghasemi on page 28.

In connection with entering into a new employment agreement with Mr. Riordan, Holdings filed a Form 8-K on November 13, 2008 in which Holdings disclosed Mr. Riordan’s base salary and the amount of his target cash bonus award under the short term incentive plan.   Holdings will include the requested disclosure in its future proxy statements.

Form 10-Q for the Quarterly Period Ended September 30, 2008

General

8.              Please address the comments above in your interim Form 10-Q as well.

Where applicable, the Company will include the requested disclosure in future Forms 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Factors Which Affect Our Results of Operations, page 30

Income Taxes, page 32

9.              On page 63 of your Form 10-K for the year ended December 31, 2007, you indicated that as of December 31, 2007, you had three years of cumulative losses in the UK.  You evaluate the deferred tax assets of $16.8 million related to your UK entities and determined that no valuation allowance was needed as of December 31, 2007.  Given your three years of cumulative losses through December 31, 2007, the recent downturn in certain industries and general economic conditions through September 30, 2008, we believe you should provide a more detailed explanation as to how you determined it is still more likely than not that your deferred tax assets related to UK entities are realizable.  Specifically, please quantify your reliance on future taxable income.  If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk or assumptions related to these tax-planning strategies.

For any specific jurisdiction where a history of three years of cumulative losses has occurred or where there has been a substantial change in the business (e.g., an acquisition or divestiture), the Company’s policy is to determine its need for a valuation allowance on deferred tax assets, if any, by calculating an average steady-state normalized taxable income amount over the last three years, adjusted for acquisitions or divestitures if necessary. The steady-state calculation prepared includes management assumptions that relate to the appropriateness of certain items, such as, including permanent cost savings which have been/are being implemented and excluding certain one-time items. Our policy is consistent with the guidance given in SFAS No. 109, Paragraphs 23 - 25A.

In accordance with this policy, we calculated the average annual income before taxes in the UK on a steady state normalized basis (“normalized income”) for 2007, 2006 and 2005 to be approximately $10 million.  We also considered the recent downturn in certain industries and general economic conditions, in connection with the preparation of the Form 10-Q for the quarterly period ended September 30, 2008. At that time, we estimated normalized income in the UK for 2008 to be approximately $5 million. While still profitable on a normalized basis, the decline in profitability during 2008 was principally due to the downturn in the construction industry.

In connection with such review, we additionally considered the nature of the UK net deferred tax assets which largely consist of unused tax depreciation (“capital allowances” in the UK). Under UK law, this tax attribute can be utilized indefinitely. Accordingly, we concluded that even at a lower level of profitability, given their unlimited life, these assets should more likely than not be realizable.

Based on the analysis above, we concluded that we will have sufficient future income available to utilize the deferred tax asset recorded as of September 30, 2008 in the UK and therefore no valuation allowance was required as of such date.

We are not currently relying on a tax-planning strategy to support the realizability of these deferred tax assets.

If our analysis as of December 31, 2008 yields similar results as the analysis above that we performed as of September 30, 2008 (and subject to the materiality of the UK deferred tax asset as of that date), we will consider expanding our disclosure in the relevant section of the “Critical Accounting Policies and Estimates” in the 2008 Form 10-K as follows:

“As of December 31, 2008, we had three years of net cumulative losses in the UK. As such, we evaluated the realizability of the net deferred tax assets of $xx.x million related to our UK entities. For any specific jurisdiction where a history of three years of cumulative losses has occurred or where there has been a substantial change in the business (e.g., a major acquisition or divestiture), the Company’s policy is to determine its need for a valuation allowance on deferred tax assets, if any, by calculating an average steady-state normalized taxable income amount over the last three years, adjusted for acquisitions or divestitures if necessary. The steady-state calculation includes management assumptions that relate to the appropriateness of certain items, such as, including permanent cost savings which have been/are being implemented and excluding one-time items.

In accordance with this policy, we calculated the average annual income before taxes in the UK on a steady-state normalized basis.  We continue to be profitable on a normalized basis. We additionally considered the nature of the UK net deferred tax assets which largely consist of unused tax depreciation (“capital allowances” in the UK). Under UK law, this tax attribute can be utilized indefinitely. Accordingly, we concluded that given the level of profitability and given their unlimited life, these assets should more likely than not be realizable as of December 31, 2008 in the UK and therefore no valuation allowance was recorded as of such date.”

Critical Accounting Policies and Estimates, page 48

10.         It appears that your current market capitalization is significantly below the book value of your equity.  Please advise us whether you have performed a recent impairment test.  If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary.  Please explain any qualitative and quantitative factors you considered (e.g. reconciliation).  If you have performed a recent impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable.  We may have further comment.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company tests its goodwill for impairment on an annual basis during the fourth quarter, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Per paragraph 28 of SFAS 142, “…goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount…”

Accordingly, the Company considered the need to perform an interim goodwill impairment test due to the recent economic downturn and a decline in our market capitalization in connection with the preparation of our Form 10-Q for the quarterly period ended September 30, 2008 and determined that such a review was not necessary for the following reasons:

•                For the nine months ended September 30, 2008, overall performance of the Company was strong and in line with management’s expectations.  For example, net sales and Adjusted EBITDA were up 16.1% and 13.0%, respectively, for the nine months ended September 30, 2008 as compared to the same period in the prior year.  On a constant currency basis, net sales and Adjusted EBITDA were up 8.2% and 4.1%, respectively, for the nine months ended September 30, 2008 as compared to the same period in the prior year.

(Please note that, as we disclose in our filings, Adjusted EBITDA is calculated using the definition set forth in our senior secured credit agreement and is used to assess our operating performance on both a consolidated and segment basis and our liquidity on a consolidated basis.)

•                In addition, management considered the long-term expectations for our existing business portfolio, including our strong market positions and product portfolios as well as our continued focus on productivity.  Also, management considered the benefits of recent acquisitions and strategic alliances, including expected synergies.  For example, we completed the formation of a venture in our Titanium Dioxide Pigments reporting unit, acquired the global color pigments business of Elementis plc and Holliday Pigments in our Color Pigments and Services reporting unit and acquired Nalco Holdings, Inc’s Finishing Technologies business in our Surface Treatment reporting unit.

•                  As of September 30, 2008, the market capitalization of Holdings was approximately $1.9 billion and exceeded the net book value of $1.6 billion.  Subsequent to this date, the market capitalization of Holdings decreased further.  On November 7, 2008, the date the Holdings’ Form 10-Q for the quarterly period ended September 30, 2008 was filed, the market capitalization of Holdings was approximately $833 million and was less than book value. We believed the overall downturn in the stock market and the recent financial crisis caused the sharp decline in our share price. Further, we believed the recent financial crisis and general lack of investor confidence drove the selling of our securities, especially by hedge funds, as redemptions and margin calls resulted in forced sales and liquidations.  However, the average share price of Holdings’ equity securities was $31.65 for the period January 1, 2008 through November 7, 2008 and $25.50 for the ninety-day period ended November 7, 2008.  Using these average share prices for the above periods, Holdings’ market capitalization would have been approximately $2.3 billion and $1.9 billion respectively.

Given our operating performance, our solid long-term expectations, and our prior average share prices, we believed the decline in market capitalization was temporary in nature and due to recent external financial market conditions that were not directly attributable to our businesses.  As a result, we determined that no triggering events occurred that would have required an interim goodwill impairment review.

We are currently in the process of performing our annual goodwill impairment review and will disclose the results of this review in our 2008 Form 10-K.

11.       In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination.  Consider identifying them;

•                  You use a combination of a discounted cash flow analysis and peer multiples to determine the fair value of each reporting unit.  Please expand your disclosures to include sufficient information to enable a reader to understand how this method is applied and why management selected this method as being the most meaningful in preparing the goodwill impairment analyses;

•                  Whether you use other methods and how you weight each of the methods used including the basis for that weighting;

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.  It is unclear to us whether the examples provided in the second paragraph on page 61 encompass a total 10% reduction in peer multiples, or only a single example reporting unit; and

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

The Company has reviewed the Staff’s comment related to providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets and will reflect the Staff’s recommendations in future filings as follows:

•                  The reporting unit level at which you test goodwill for impairment and your basis for that determination.  Consider identifying them.

In future filings, we will add the following disclosure:

“In accordance with paragraph 30 of SFAS 142, Goodwill and Other Intangible Assets, we have determined that our reporting units for our goodwill impairment review are our operating segments or components of an operating segment that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results.  We make this determination in a manner consistent with how the operating segments are managed.  Based on this analysis, we have identified nine reporting units within our reportable segments.”

•                  You use a combination of a discounted cash flow analysis and peer multiples to determine the fair value of each reporting unit.  Please expand your disclosures to include sufficient information to enable a reader to understand how this method is applied and why management selected this method as being the most meaningful in preparing the goodwill impairment analyses.

The Company has disclosed in the Critical Accounting Policies and Estimates section of its Form 10-K in previous years that its initial goodwill impairment review begins with the estimate of fair value of each reporting unit based on an industry metric such as the ratio of enterprise value (commonly defined as market capitalization, plus long-term debt, less cash) to Adjusted EBITDA of the reporting unit and that a review based on expected future cash flows is performed if a potential impairment is identified.

We are in the process of completing our goodwill impairment review and expect to add the following expanded disclosure in future filings:

“Our initial goodwill impairment review begins with our estimating the fair value of each reporting unit, which we derive from peer multiples.  Specifically, we base our estimate of the fair value of such reporting unit on an industry metric that is the ratio of enterprise value (commonly defined as market capitalization, plus long-term debt, less cash) to Adjusted EBITDA of the relevant benchmark peer companies and groups; we refer to this as the peer multiple approach.  The peer companies are typically based upon the competitors disclosed in our Form 10-K for each of our reporting units.  We then multiply this ratio by the Adjusted EBITDA for the recently completed year and the budgeted Adjusted EBITDA for the upcoming year of such reporting unit and compare it to the carrying value of such reporting unit.  If the product of such peer multiple and reporting unit’s Adjusted EBITDA is less than such carrying value, it may be an indication of an impairment.  If our initial review indicates there may be an impairment, we perform a review based on expected future cash flows; we refer to this as the discounted cash flow approach.  For the discounted cash flow approach, the Company makes certain assumptions about, among other things, estimates of future cash flows, including growth rates, price increases, capital expenditures, the benefits of recent acquisitions and expected synergies, and an appropriate discount rate.  In prior years, we have not had to perform a review using the discounted cash flow approach.  If the results of the peer multiple approach and the discounted cash flow approach differ materially, we would review the relevant facts and circumstances and make a qualitative assessment to determine the proper weighting.  If necessary, we may consult valuation specialists or other alternatives to assist with this assessment.

Management believes a peer multiple approach is the most meaningful approach for the purposes of an initial review because it is consistent with the market-based approach under SFAS 142.”

•                  Whether you use other methods and how you weight each of the methods used including the basis for that weighting.

The Company has previously not used other methods for estimating the fair values of our reporting units.

If the results of the peer multiple approach and the discounted cash flow approach differ materially, we would review the relevant facts and circumstances and make a qualitative assessment to determine the proper weighting.  If necessary, we may consult valuation specialists or other alternatives to assist with this assessment.

•                  A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.  It is unclear to us whether the examples provided in the second paragraph on page 61 encompass a total 10% reduction in peer multiples, or only a single example reporting unit.

In prior filings, the Company has disclosed that its initial goodwill impairment review begins with the estimate of fair value of each reporting unit based on an industry metric such as the ratio of enterprise value to Adjusted EBITDA of the reporting unit and that a review based on expected future cash flows is performed if a potential impairment is identified.  In addition, the Company has stated that these calculations are based on inherent assumptions and estimates about future cash flows and appropriate benchmark peer companies or groups.

As discussed above, the Company will expand its disclosures to incorporate a description of the material assumptions used.   Please note that the Company has not used a discounted cash flow approach in previous years when performing its goodwill impairment reviews.

With regard to the Staff’s inquiry about whether the examples provided in the second paragraph on page 61 encompass a total 10% reduction in peer multiples, or only a single reporting unit, the Company confirms that it applies a 10% reduction to all multiples used in assessing each of our reporting units.  As a result, the Company will modify this wording as follows in future filings:

“If the Company had applied a 10% reduction in all peer group multiples for all reporting units in 2007, no potential goodwill impairment would exist at any of our reporting units, except for one reporting unit for which there may have been a potential impairment of approximately $33 million.”

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

The nature of the assumptions and methodologies used for valuing goodwill have not changed since the prior year.  However, due to current market conditions, certain assumptions used in our annual impairment review may change from the prior year.  We will disclose the impact of significant changes in our 2008 Form 10-K.

Exhibits 31.1 and 31.2

12.       We note that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certifications.  We note also that the certifying individuals omitted the internal control over financial reporting language from the introductory portion of paragraph 4 of the certification in the March 31, 2008 10-Q and the June 30, 2008 10-Q.  File an amendment to the September 30, 2008 10-Q containing a cover page, explanatory note, signature page, and the certifications in their entirety.  See Item 601(b)(31) of Regulations S-K.

Today, the Company filed a Form 10-Q/A for the quarterly period ended September 30, 2008 for each of Holdings and Group in the manner described above related to this comment.

Rockwood Holdings, Inc. and Rockwood Specialties Group, Inc. each acknowledge that:

•                  Such company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  Such company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss these matters further if you so desire.  Please feel free to contact me at 609-734-6403.

Sincerely,

/s/ ROBERT J. ZATTA
Robert J. Zatta
Senior Vice President and Chief
Financial Officer
Rockwood Holdings, Inc. and
Rockwood Specialties Group, Inc.

Copies to:
Ernest Greene – Securities and Exchange Commission
Edward M. Kelly – Securities and Exchange Commission
Seifi Ghasemi – Rockwood Holdings, Inc.
Thomas J. Riordan – Rockwood Holdings, Inc.
James T. Sullivan – Rockwood Holdings, Inc.
Doug Fuhrman – Deloitte & Touche LLP
Roxane F. Reardon – Simpson Thacher & Bartlett LLP